FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2008

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: May 15, 2008

Exhibit 99.1

Ctrip Reports First Quarter 2008 Financial Results

Shanghai, China, May 14, 2008—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended March 31, 2008.

Highlights for the First Quarter of 2008

•	Net revenues were RMB340 million (US$49 million) for the first quarter of 2008, up 47% year-on-year.

•	Gross margin was 80% for the first quarter of 2008, remaining relatively consistent with 79% in the same period in 2007.

•

Income from operations was RMB110 million (US$16 million) for the first quarter of 2008, up 55% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB144 million (US$21 million), up 60% year-on-year.

•

Operating margin was 32% in the first quarter of 2008, compared to 31% in the first quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 42%, compared to 39% during the same period in 2007.

•

Net income was RMB99 million (US$14 million) in the first quarter of 2008, up 52% year-on-year. Excluding share-based compensation charges (non-GAAP), net income was RMB132 million (US$19 million), up 58% year-on-year.

•	Diluted earnings per ADS were RMB1.43 (US$0.20). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.92 (US$0.27).

•	Share-based compensation charges were RMB33 million (US$5 million), accounting for 10% of the net revenues, or RMB0.48 (US$0.07) per ADS, for the first quarter of 2008.

“During the first quarter of 2008, we achieved strong financial results despite of the challenges due to weather conditions.” said Min Fan, Chief Executive Officer of Ctrip. “We are not only gaining new customers and business, but we are also strengthening our brand recognition in the travel industry. We will continue to provide high quality service to our customers. We believe Ctrip will be able to improve its position in this promising and challenging market.”

First Quarter 2008 Financial Results

For the first quarter of 2008, Ctrip reported total revenues of RMB367 million (US$52 million), representing a 47% increase from the same period in 2007 and a 4% decrease from the previous quarter.

Hotel reservation revenues amounted to RMB171 million (US$24 million) for the first quarter of 2008, representing a 28% increase from the same period in 2007 primarily due to increased hotel booking volume and a 13% decrease from the previous quarter primarily due to decreased hotel booking volume during the Chinese New Year holidays.

Air-ticketing revenues for the first quarter of 2008 were RMB159 million (US$23 million), representing a 68% increase from the same period in 2007 and a 3% increase from the previous quarter, primarily due to increased air ticketing volume.

Packaged-tour revenues for the first quarter of 2008 were RMB27 million (US$4 million), up 67% from the same period in 2007 and 22% from the previous quarter, primarily due to the increased leisure travel volume in the first quarter of 2008.

For the first quarter of 2008, net revenues were RMB340 million (US$49 million), a 47% increase from the same period in 2007. Net revenues decreased by 4% from the previous quarter.

Gross margin was 80% in the first quarter of 2008, remaining relatively consistent with 79% in the same period in 2007 and 81% in the previous quarter.

Product development expenses for the first quarter of 2008 increased by 57% to RMB54 million (US$8 million) from the same period in 2007 primarily due to the increased product development personnel resources. Product development expenses remained relatively consistent with the fourth quarter of 2007. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, remaining consistent with the same period last year and the fourth quarter of 2007.

Sales and marketing expenses for the first quarter of 2008 increased by 36% to RMB66 million (US$9 million) from the same period in 2007 primarily due to the increased sales and marketing personal resources. Sales and marketing expenses decreased 9% from the previous quarter, primarily due to the decrease in advertisement and other sales and marketing activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 18% of the net revenues, which was a decrease from 20% in the same period last year and 19% in the previous quarter.

General and administrative expenses for the first quarter of 2008 increased by 42% to RMB43 million (US$6 million) from the same period in 2007 and 17% from the previous quarter primarily due to the increase of personnel resources and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 7% of the net revenues, which was a decrease from 8% in the same period last year and was relatively consistent with the previous quarter.

Income from operations for the first quarter of 2008 was RMB110 million (US$16 million), which represented a 55% increase from the same period in 2007 and a 13% decrease from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB144 million (US$21 million), representing a 60% increase from the same period in 2007 and a 4% decrease from the pervious quarter.

Operating margin was 32% in the first quarter of 2008, compared to 31% in the first quarter of 2007 and 36% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 42% in the first quarter of 2008 compared to 39% in the first quarter of 2007 and was relatively consistent with the previous quarter.

Net income for the first quarter of 2008 was RMB99 million (US$14 million), representing a 52% increase from the same period in 2007, and a 27% decrease from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income was RMB132 million (US$19 million), representing a 58% increase from the same period in 2007, and a 16% decrease from the previous quarter.

The effective tax rate for the first quarter of 2008 was 28%, as compared to 16% in the same period of 2007 and 7% in the previous quarter, primarily due to the application of a statutory tax rate of 25% under the new PRC Enterprise Income Tax Law effective on January 1, 2008 and the increase of share-based compensation, which is not tax-deductible.

Diluted earnings per ADS were RMB1.43 (US$0.20) for the first quarter of 2008. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB1.92 (US$0.27).

As of March 31, 2008, the balance of cash and short-term investment was RMB1.2billion (US$178 million).

Business Outlook

For the second quarter of 2008, Ctrip expects to continue the year-on-year net revenue growth of approximately 30%.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM US Eastern Time on May 14, 2008 (or 9:00AM on May 15, 2008 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-888-679-8033, International dial-in number +1-617-213-4846; Passcode 44368609. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PRV4XEJAE.

A telephone replay of the call will be available after the conclusion of the conference call through May 22, 2008. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 70404454.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth, inflation in China, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to infrastructure and technology, loss of services of key executives, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of May 14, 2008, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2008 and 2007. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information:

Jade Wei
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 11543
Email: yuwei@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	1,064,418,278	995,642,065	141,991,167
Restricted cash	6,600,000	6,600,000	941,244
Short-term investment	141,174,094	244,675,406	34,893,811
Accounts receivable, net	260,683,770	333,432,023	47,551,629
Prepayments and other current assets	63,489,599	66,828,893	9,530,647
Deferred tax assets	11,275,767	12,176,823	1,736,569

Total current assets	1,547,641,508	1,659,355,210	236,645,067

Long-term deposits	147,092,990	148,435,023	21,168,714
Land use rights	65,083,814	113,655,194	16,208,670
Property, equipment and software	267,194,788	261,169,490	37,246,077
Investment	80,416,250	66,733,271	9,517,009
Goodwill	14,595,849	14,595,849	2,081,553
Other long-term assets	2,918,809	2,883,895	411,280

Total assets	2,124,944,008	2,266,827,932	323,278,370

LIABILITIES
Current liabilities:
Accounts payable	230,904,562	290,243,510	41,392,400
Salary and welfare payable	65,497,142	48,229,234	6,878,100
Taxes payable	49,079,149	66,970,888	9,550,897
Advances from customers	96,672,341	59,985,587	8,554,704
Accrued liability for customer reward program	44,659,657	48,920,981	6,976,751
Dividend payable	119,497,083	119,497,083	17,041,797
Other payables and accruals	65,731,210	58,522,381	8,346,033

Total current liabilities	672,041,144	692,369,664	98,740,682

Other long-term payables	1,625,000	812,500	115,873

Total liabilities	673,666,144	693,182,164	98,856,555

Minority interests	1,158,767	1,187,728	169,385

SHAREHOLDERS’ EQUITY
Share capital	2,742,210	2,750,380	392,239
Additional paid-in capital	791,336,910	845,979,468	120,647,386
Statutory reserves	60,869,845	60,869,845	8,680,811
Accumulated other comprehensive loss	(36,420,706)	(67,581,929)	(9,638,039)
Retained Earnings	631,590,838	730,440,276	104,170,033

Total shareholders’ equity	1,450,119,097	1,572,458,040	224,252,430

Total liabilities and shareholders’ equity	2,124,944,008	2,266,827,932	323,278,370

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended March 31, 2007 RMB	Quarter Ended December 31, 2007 RMB	Quarter Ended March 31, 2008 RMB	Quarter Ended March 31, 2008 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	133,468,270	196,035,352	171,191,560	24,414,084
Air-ticketing	94,616,770	154,237,437	158,541,464	22,610,021
Packaged tour	15,996,277	21,957,224	26,793,008	3,821,022
Others	5,100,040	10,858,044	10,136,005	1,445,523

Total revenues	249,181,357	383,088,057	366,662,037	52,290,650

Less: business tax and related surcharges	(16,965,212)	(26,881,936)	(26,173,023)	(3,732,605)

Net revenues	232,216,145	356,206,121	340,489,014	48,558,045

Cost of revenues	(48,559,779)	(66,431,356)	(67,996,984)	(9,697,231)

Gross profit	183,656,366	289,774,765	272,492,030	38,860,814

Operating expenses:
Product development *	(34,017,541)	(53,789,064)	(53,529,592)	(7,633,998)
Sales and marketing *	(48,394,455)	(72,479,914)	(65,921,612)	(9,401,257)
General and administrative *	(30,166,714)	(36,441,878)	(42,723,133)	(6,092,859)

Total operating expenses	(112,578,710)	(162,710,856)	(162,174,337)	(23,128,114)

Income from operations	71,077,656	127,063,909	110,317,693	15,732,700

Interest income	3,266,557	5,687,116	7,458,357	1,063,656
Other income	2,834,202	13,213,622	18,852,930	2,688,667

Income before income tax expense and minority interests	77,178,415	145,964,647	136,628,980	19,485,023

Income tax expense	(12,249,292)	(10,500,536)	(37,750,581)	(5,383,711)
Minority interests	(6,752)	30,958	(28,961)	(4,130)

Net income	64,922,371	135,495,069	98,849,438	14,097,182

Earnings per ordinary share
- Basic	1.99	4.09	2.98	0.42
- Diluted	1.92	3.92	2.86	0.41

Earnings per ADS
- Basic	0.99	2.04	1.49	0.21
- Diluted	0.96	1.96	1.43	0.20

Weighted average ordinary shares outstanding
- Basic	32,669,661	33,168,650	33,221,615	33,221,615
- Diluted	33,742,356	34,572,760	34,521,152	34,521,152

* Share-based compensation charges included are as follows:
Product development	4,844,239	6,035,924	8,102,104	1,155,463
Sales and marketing	2,971,775	3,573,726	5,033,868	717,893
General and administrative	10,772,464	12,762,148	20,319,682	2,897,844

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2008
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(53,529,592)	16%	8,102,104	2%	(45,427,488)	13%
Sales and marketing	(65,921,612)	19%	5,033,868	1%	(60,887,744)	18%
General and administrative	(42,723,133)	13%	20,319,682	6%	(22,403,451)	7%

Total operating expenses	(162,174,337)	48%	33,455,654	10%	(128,718,683)	38%
Income from operations	110,317,693	32%	33,455,654	10%	143,773,347	42%
Net income	98,849,438	29%	33,455,654	10%	132,305,092	39%
Diluted earnings per ordinary share (RMB)	2.86		0.97		3.83
Diluted earnings per ADS (RMB)	1.43		0.48		1.92
Diluted earnings per ADS (USD)	0.20		0.07		0.27

	Quarter Ended December 31, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(53,789,064)	15%	6,035,924	2%	(47,753,140)	13%
Sales and marketing	(72,479,914)	20%	3,573,726	1%	(68,906,188)	19%
General and administrative	(36,441,878)	10%	12,762,148	4%	(23,679,730)	7%

Total operating expenses	(162,710,856)	46%	22,371,798	6%	(140,339,058)	39%
Income from operations	127,063,909	36%	22,371,798	6%	149,435,707	42%
Net income	135,495,069	38%	22,371,798	6%	157,866,867	44%
Diluted earnings per ordinary share (RMB)	3.92		0.65		4.57
Diluted earnings per ADS (RMB)	1.96		0.32		2.28
Diluted earnings per ADS (USD)	0.27		0.04		0.31

	Quarter Ended March 31, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(34,017,541)	15%	4,844,239	2%	(29,173,302)	13%
Sales and marketing	(48,394,455)	21%	2,971,775	1%	(45,422,680)	20%
General and administrative	(30,166,714)	13%	10,772,464	5%	(19,394,250)	8%

Total operating expenses	(112,578,710)	48%	18,588,478	8%	(93,990,232)	40%
Income from operations	71,077,656	31%	18,588,478	8%	89,666,134	39%
Net income	64,922,371	28%	18,588,478	8%	83,510,849	36%
Diluted earnings per ordinary share (RMB)	1.92		0.55		2.47
Diluted earnings per ADS (RMB)	0.96		0.28		1.24
Diluted earnings per ADS (USD)	0.12		0.04		0.16

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.